October 4, 2011

VIA EDGAR CORRESPONDENCE & OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Martin James, Senior Chief Accountant

RE:	Solar Power, Inc.

Response to Staff Comments dated September 16, 2011

Form 10-K for the ended December 31, 2010

Filed March 14, 2011

Form 10-Q for the Quarter Ended June 30, 2011

Filed August 15, 2011

File No. 000-50142

Dear Mr. James:

We provide the responses below to the Staff’s comment letter dated September 16, 2011. As requested, these responses are keyed to correspond to the Staff’s comment letter, and we have set out each of the Staff’s comments below followed by our response. Initially, please note that we moved our corporate office just prior to the Staff’s comment letter and the new address and contact information was previously updated in EDGAR.

Unless the context requires otherwise, reference to we, our, us, SPI or the Company in the responses refers to Solar Power, Inc., the registrant.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7 Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

Liquidity, page 25

1.

We note your disclosures on page F-17 that you do not provide for U.S. income taxes on your undistributed earnings of your Hong Kong subsidiary because they are considered to be permanently invested outside of the United States. To the extent such amounts could be considered material to an understanding of your liquidity and capital resources, please revise your future filings to disclose the amounts of the cash and investment amounts held by your foreign subsidiaries that would not be available for use in the United States. Please further provide a

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discussion of any known trends, demands or uncertainties as a result of this policy that are reasonable likely to have a material effect on the business as a whole or that may be relevant to your financial flexibility. Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350, and Financial Reporting Codification Section 501.03.a.

Response: The amounts of cash and investments held by our foreign subsidiaries are not material in amounts nor to an understanding of our liquidity and capital resources. At December 31, 2010, the cumulative amount of earnings upon which U.S. income taxes have not been provided was approximately $621,000. The Company notes the comment, and should these amounts become material to our disclosures in the future we will, to the extent applicable and required, enhance its disclosure in future filings referring to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350, and Financial Reporting Codification Section 501.03.a for guidance.

Index to Financial Statements, page F-1

Notes to the Consolidated Financial Statements, page F-8

Note 2 – Summary of Significant Accounting Policies, Page F-8

-Basis of Presentation, page F-8

2.	We note from page F-14 that it appears you are now consolidating Solar Tax Partners 2, LLC. We further note from your responses dated June 29, 2010 and July 27, 2010 related to our review of your December 31, 2009 Form 10-K that you did not consolidate this entity. Please explain to us why you are now consolidating Solar Tax Partners 2, LLC and the facts and circumstances that have changed since the date of your response letters. Cite accounting literature relied upon and how you applied it to your situation.

Response: As was disclosed in our December 31, 2009 Form 10-K and further explained in responses to comments on June 29, 2010 and July 27, 2010, the Company accounted for the Engineering, Procurement and Construction Agreement (“EPC”) to build a Solar Energy Facility (“SEF”) for Solar Tax Partners 2, LLC (“STP2”) on a completed contract basis due to the uncertainty of STP2’s ability to procure financing to fulfill its payment obligations under the EPC.

During this time the Company had no interest in STP2 except as an EPC provider. The Power Purchase Agreement (“PPA”) and all other obligations for the project were owned by STP2. In May 2010, just prior to the commissioning of the SEF, the Company exercised its rights of default under the provisions of the EPC agreement and took possession of the SEF. The managing members of STP2 assigned their interest in STP2 to the Company at which time STP2 became a wholly-owned subsidiary of the Company. There was no consideration for the assignment of the interests in STP2 to the Company. The Company used guidance under FASB Accounting Standards Codification 810-10-10 to determine the necessity to consolidate STP2.

-Product Warranties, page F-11

3.

We note your disclosures here related to your potential warranty obligations. You state that you do not have sufficient historical data to estimate your exposure so you looked to your historical data as well as historical data reported by other installer and manufacturers. Please revise future

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Telephone (916) 770-8100 – Fax (916) 770-8199

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filings to explain in greater detail how you determine the warranty accrual and why you believe that this is an adequate basis for your warranty accrual estimates.

Response: The Company notes the comment and will enhance its disclosure in future filings to explain in greater detail the components considered to determine the warranty accrual such as costs not covered by manufacturer pass through warranties, product replacement of our manufactured products and historical replacements and repairs. Historically warranty costs have been within management’s estimates.

4.	We further note from your June 30, 2011 Form 10-Q that you currently only pass through warranties that were manufactured by third parties and that you reserve for unreimbursed costs to replace the panels. Please revise your future filings to explain in more detail how you determine the “unreimbursed costs” that you reserve for.

Response: Unreimbursed costs include, but are not limited to, labor, material and transportation costs to replace material and equipment provided by third-party manufacturers. The Company notes the comment and will enhance its disclosure in future filings to explain in greater detail how it determines the “unreimbursed costs” that are included in its reserve.

Note 13 – Asset Held for Sale, page F-22

5.	We note your disclosures here and on page F-10 related to you taking possession of a solar facility during June 2010 as a result of a customer being unable to complete payment. Please address the following comments:

•

Please explain to us in more detail how you determined that this solar facility met the criteria outlined in paragraph 360-10-45-9 of FASB Accounting Standards Codifications in order to be recorded and classified as an asset held for sale.

•

Please explain to us how you determined the carrying value of this asset classified as held for sale as of December 31, 2010 based upon the guidance in paragraph 360-10-45-9 of the FASB Accounting Standards Codification.

•

Explain to us why you reduced the carrying value of the asset by $3.4 million for funds received from the U.S. Treasury under Section 1603, Payment for Specified Energy Property in Lieu of Tax Credits.

Response:

•

As of June 30, 2010, the Company classified the cost of the solar facility owned by our wholly-owned subsidiary, STP2, as an Asset Held for Sale on its balance sheet. The Company used the guidance under FASB ASC 360-10-45-9 as described below to support this treatment.

1.	Management, had the authority to approve the action, and committed to a plan to sell the asset.

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2.	The asset was available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets.

3.	An active program had been initiated to locate a buyer and other actions required to complete the plan to sell the asset.

4.	The sale of the asset was probable, and transfer of the asset was expected to qualify for recognition as a completed sale, within one year, except as permitted by paragraph 360-10-45-11. The term probable refers to a sale that is likely to occur.

5.	The asset was being marketed at a price that was reasonable in relation to its fair value as determined by comparison to the sales price of other similar projects that were under contract at the time.

6.	Actions required to complete the plan indicated that it was unlikely that significant changes to the plan would be made or that the plan would be withdrawn.

The Company believes that all of the conditions outlined above were in place both at June 30, 2010, when the asset was first classified as held for sale, and at December 31, 2010.

•

The Company initially recorded the asset at its cost basis, less the grant received as discussed below. The Company then compared the carrying value of the asset held for sale on its balance sheet to the fair value, determined by reference to sales prices of EPC contracts for similar projects entered into in proximity to the balance sheet dates of June 30, 2010 and December 31, 2010, respectively, and the Company concluded that the carrying value did not exceed the fair value of the asset.

•

The Company elected an accounting policy to net the US Treasury Section 1603 Payment for Specified Energy Property in Lieu of Tax Credits against the cost basis of the asset prior to evaluating the asset for impairment. Income recognition for the grant was not appropriate as the earnings process for the underlying asset had not been completed.

6.	We note from page 15 of your June 30, 2011 Form 10-Q that you did not actively market this asset to third parties during the period in which the Company was going through the LDK acquisition. We further note that you continued to report this as an asset held for sale as of June 30, 2011. Please explain to us in more detail how you met the criteria to report this solar facility as an asset held for sale as of June 30, 2011. Refer to paragraphs 360-10-45-9(d) and 360-10-45-10 through 360-10-45-11 of the FASB Accounting Standards Codification.

Response: FASB ASC 360-10-45-11 provides the guidance for circumstances where an asset can be held for sale beyond the one year guidance of FASB ASC 360-10-45-9.

360-10-45-11 – Events or circumstances beyond an entity’s control may extend the period required to complete the sale of a long-lived asset (disposal group) beyond one year. An exception to the one-year requirement in paragraph 360-10-45-9(d) shall apply in the following situations in which such events or circumstances arise:

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•

c. If during the initial one-year period, circumstances arise that previously were considered unlikely and, as a result, a long-lived asset (disposal group) previously classified as held for sale is not sold by the end of that period and all of the following conditions are met:

•	1. During the initial one-year period the entity initiated actions necessary to respond to the change in circumstances the change in circumstances.

•	2. The asset (group) is being actively marketed at a price that is reasonable given the change in circumstances.

•	3. The criteria in paragraph 360-10-45-9 are met. (See Example 11 [paragraph 360-10-55-48], which illustrates that situation.)

Circumstances outlined in section360-10-45-11(c) were used to form the Company’s conclusion that an exemption to the one-year period is warranted based on circumstances unknown at the time.

While the marketing efforts during the period of the negotiation and closing of the stock purchase agreement (October, 2010 – March, 2011) with LDK continued, LDK expressed an interest in owning the project after the stock purchase concluded. This precluded the Company from accepting offers from interested parties without the approval of LDK.

1.	Subsequent to the LDK transaction and learning LDK did not want to purchase the project, the Company continues to solicit offers at a price that is consistent with the carrying value of the asset.

2.	The criteria of 360-10-45-9 continue to be met.

7.	Please explain to us in more detail how you determined to record $400,000 of impairment charges during the six months ended June 30, 2011 related to this asset classified as held for sale.

Response: At June 30, 2011 the Company determined the fair value of the asset held for sale using guidance from paragraph 820-10-35-35 of the FASB Accounting Standards Codification, specifically based on a discounted cash flow analysis using Level 3 unobservable inputs including, among others, the remaining life of the Power Purchase Agreement, its renewal options, and the rate of return inputs from a third party source that acquires similar solar energy facilities. The Company expects that future analysis of these components could result in further impairment of the carrying value of this asset based on diminishing future cash flows attributed to the remaining life of the Power Purchase Agreement.

Note 18 – Geographical Information, page F-26

8.	Please revise your future filings to disclose the basis for attributing revenues from external customers to individual countries pursuant to paragraph 280-10-50-41(a) of the FASB Accounting Standards Codification.

Response: The Company attributes revenue from external customers to individual countries based on the country of delivery. The Company notes the comment and will revise its future filings as appropriate and required to disclose the basis for attributing revenues for external customers to individual countries pursuant to paragraph 280-10-50-41(a) of the FASB Accounting Standards Codification.

2240 Douglas Boulevard, Suite 200

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Form 10-Q for the Quarter Ended June 30, 2011

Note 18 – Related Parties, page 19

9.	We noted your disclosures here for the related party transactions that you have entered into with LDK Solar USA, Inc. and LDK Solar Co., Ltd. Please explain to us in more detail the key terms of your sales and other arrangements with LDK Solar USA, Inc., LDK Solar Co., Ltd. and North Palm Springs Investment, LLC. Within your discussion, please explain to us how you accounted for the transfer of the North Palm Springs Investments, LLC to LDK Solar USA, Inc. Cite the accounting literature relied upon and how you applied it to your situation.

Response: The Company had the following types of transactions with LDK Solar USA, Inc. and LDK Solar Co., Ltd. which have been classified into the categories of normal course of business (routine recurring transactions which are recorded through the income statement) versus transactions related to entity/group reorganization (which are treated as transactions between entities under common control and recorded at book value):

Transactions Related to Entity/Group Reorganization:

Sale of raw material – The Company sold to LDK Solar Co., Ltd. raw material related to the manufacture of solar panels from existing inventory. The material was sold either by purchase order or sales contract between the parties. The payment terms of the sales ranged from 60 to 180 days. The material was sold at its current carrying cost in most cases. The Company used the disclosure requirements of 850-10-50-1 of the FASB Accounting Standards Codification including the nature of the relationship, a description of any nominal transactions, the dollar amounts of the transactions for the periods for which income statements are presented and other information deemed necessary to the understanding of the effects of the transactions on the financial statements and the amounts due from or to related parties as of the date of each balance sheet, if not otherwise apparent, the terms and manner of settlement and Regulation S-X Rule 4-08(k) which requires that related party transactions should be identified and the amounts stated on the fact of the balance sheet, income statement or statement of cash flows. This type of transaction is not expected to continue in the future.

Operating expenses – It is the intent of the Company to transfer the ownership of its China manufacturing and Hong Kong subsidiaries to LDK Solar Co., Ltd. (“LDK”) upon completion of the necessary regulatory requirements with the Chinese government. Until such time as the transfer occurs the operating expenses related to the manufacturing operations of the subsidiaries are being reimbursed by LDK and not reported in the Company’s condensed consolidated statement of operations and have been recorded as accounts receivable, related party on our condensed consolidated balance sheet. The

2240 Douglas Boulevard, Suite 200

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Telephone (916) 770-8100 – Fax (916) 770-8199

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Company used the disclosure requirements of 850-10-50-1 of the FASB Accounting Standards Codification, including the nature of the relationship, a description of any nominal transactions, the dollar amounts of the transactions for the periods for which income statements are presented and other information deemed necessary to the understanding of the effects of the transactions on the financial statements and the amounts due from or to related parties as of the date of each balance sheet, if not otherwise apparent, the terms and manner of settlement and Regulation S-X Rule 4-08(k) which requires that related party transactions should be identified and the amounts stated on the fact of the balance sheet, income statement or statement of cash flows.

North Palm Springs Investments, LLC – North Palm Springs Investments, LLC is a California limited liability corporation that was formed by the Company with an intent of packaging projects in the Palm Springs, CA area for sale to a third party. The LLC was never capitalized nor did it operate or contain any assets. The Company transferred 100% of its membership interest to LDK USA at book value. The Company performed a detailed analysis following the guidance in ASC 810-10-15, and concluded it was not required to consolidate North Palm Springs Investments, LLC as either a variable interest entity or a voting interest entity.

Normal Course of Business Transactions:

Purchase of solar panels – The Company purchases solar panels from LDK Solar Co., Ltd. for its solar facility projects. The panels are purchased at current market rates via sales contracts specific to the project for which the panels are intended. The payment terms of the contracts vary for project to project. The Company complied with the disclosure requirements of 850-10-50-1 of the FASB Accounting Standards Codification including the nature of the relationship, a description of any nominal transactions, the dollar amounts of the transactions for the periods for which income statements are presented and other information deemed necessary to the understanding of the effects of the transactions on the financial statements and the amounts due from or to related parties as of the date of each balance sheet, if not otherwise apparent, the terms and manner of settlement and Regulation S-X Rule 4-08(k) which requires that related party transactions should be identified and the amounts stated on the face of the balance sheet, income statement or statement of cash flows.

Engineering Procurement Construction (“EPC”) Agreements with NPSI – After the transfer of North Palm Springs Investments, LLC (“NSPI”) to LDK Solar USA, Inc. the Company entered into an EPC agreement with NPSI to construct solar energy facilities in the Palm Springs, CA area. Revenue on the EPC Agreements with NPSI was recognized using guidance for percentage-of-completion from 605-35-25-51 through 54 of the FASB Accounting Standards Codification which is the method the Company uses as its primary method of revenue recognition on EPC agreements. The Company complied with the disclosure requirements of 850-10-50-1 of the FASB Accounting Standards Codification including the nature of the relationship, a description of any nominal transactions, the dollar amounts of the transactions for the periods for which income statements are

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Securities and Exchange Commission

presented and other information deemed necessary to the understanding of the effects of the transactions on the financial statements and the amounts due from or to related parties as of the date of each balance sheet, if not otherwise apparent, the terms and manner of settlement and Regulation S-X Rule 4-08(k) which requires that related party transactions should be identified and the amounts stated on the face of the balance sheet, income statement or statement of cash flows.

10.	Further to the above, please explain to us in more detail how you accounted for related party transactions between you and LDK Solar USA, Inc., LDK Solar Co., Ltd. and North Palm Springs Investments, LLC including but not limited to related party receivables, related party sales, related party costs of goods sold, related party payables and solar panel purchases that you have recorded as of and during the six months ended June 30, 2011. Cite the accounting literature relied upon and how you applied it to your situation.

Response: Please refer to the response to inquiry 9 above.

Note 19 – Litigation, page 20

11.	We note your disclosures related to the outstanding putative class action filed against the company and LDK Solar Co., Ltd. For any unrecognized contingencies whereby an accrual has not been made because the conditions in paragraph 450-20-25-2 of the FASB Accounting Standards Codification have not been met or an exposure to loss exists in excess of the amount accrued, please revise future filings to disclose an estimate of the possible loss or range of loss. Refer to paragraph 450-20-50-4 of the FASB Accounting Standards Codification.

Response: The guidance of paragraph 450-20-50-4 of the FASB Accounting Standards Codification requires that the disclosure a) state the nature of the contingency and b) disclose an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. Our previous disclosures follow this guidance. Currently there is a motion before the court to dismiss the action which has been continued until December 13, 2011 and the plaintiff has indicated that the plaintiff will file a dismissal in favor of the Company. While management considers the possibility of loss remote, disclosure has been included in the financial statements due to the nature of the litigation. Our disclosure will be updated accordingly in future filings.

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure of its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2240 Douglas Boulevard, Suite 200

Roseville, CA 95661-3875

Telephone (916) 770-8100 – Fax (916) 770-8199

Securities and Exchange Commission

Please contact the undersigned directly for further questions regarding these filings and this letter at (916) 770-8160.

Sincerely,

Solar Power, Inc.

By:	/s/ Jeffrey G. Winzeler
Jeffrey G. Winzeler, Chief Financial Officer

2240 Douglas Boulevard, Suite 200

Roseville, CA 95661-3875

Telephone (916) 770-8100 – Fax (916) 770-8199